May 22, 2009

Mr. Anthony W. Thompson
Chairman and Chief Executive Officer
TNP Strategic Retail Trust, Inc.
1900 Main Street, Suite 700
Irvine, CA 92614

> **Re:** **TNP Strategic Retail Trust, Inc.**
> **Amendment 3 to Registration Statement on Form S-11**
> **Filed May 11, 2009**
> **File No. 333-154975**

Dear Mr. Thompson:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prior Performance Summary, page 68

Adverse Business Developments, page 70

1. We note your disclosure on page 70 that prior real estate programs have occasionally been adversely affected by vacancies either due to defaults or lease expirations or terminations. Please disclose which specific programs have been affected and discuss in greater detail the nature of the defaults, the types of properties and the effect upon revenues. Also disclose which programs and properties have experienced continued vacancies for a long period of time and discuss any significant impact upon revenues.

Exhibits

2.   Prior to effectiveness, please file executed copies of your legality and tax
       opinions.

# # # #

       As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

       You may contact Jessica Barberich, Assistant Chief Accountant, at (202) 551-
3782 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions
regarding comments on the financial statements and related matters. Please contact
Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 with any
other questions.

                                                  Sincerely,

                                                  Tom Kluck
                                                  Legal Branch Chief

cc: Rosemarie A. Thurston, Esq.
        Alston & Bird LLP
        Via facsimile (404) 253-8447